

April 14, 2015

Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

> **Re:** **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed January 30, 2015**
> **Response dated April 7, 2015**
> **File No. 001-14626**

Dear Mr. Hidalgo:

We have reviewed your April 7, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2015 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2013

Exhibits 12.1 and 12.2

1. We note your response to prior comment 1. Please amend your filing within ten business days or tell us when you will amend your filing.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Sondra Snyder, Staff Accountant at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief